October 10, 2012

VIA EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2012
RESPONSE LETTER DATED JULY 17, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the remaining responses of Invesco Ltd. (the “Company”) to your comment letter, dated August 28, 2012, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) of the Company, filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 24, 2012, and the Quarterly Report on Form 10-Q for the periods ended June 30, 2012 of the Company, filed with the SEC on August 1, 2012. The Company filed its responses to your comments 9, 10, 11, and 12 with the Commission on September 28, 2012.

The Company is filing, via EDGAR, this letter setting forth the Company's responses to the Commission's remaining comments regarding the above filings. Enclosed as well are two hard copies of the Company's response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 10, 2012
Mr. Rufus Decker

Form 10-K for the Year Ended December 31, 2011

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

1.
We have reviewed your response to prior comment two from our letter dated June 15, 2012. It does not appear that you intend to explain in MD&A the material disparities reflected in your GAAP foreign and domestic profit margins. Given that your foreign revenue comprises 49% of consolidated revenue (page 126), the material decrease in your GAAP foreign profit margin, as well as the material increase in your GAAP domestic profit margin, must be fully explained. Your MD&A explanation may be supplemented with a separate discussion of the impact that CIP has on your GAAP domestic and foreign profit margins if you believe that to be useful. Currently, it does not appear that investors can reasonably assess whether the diminished margins reflected in your footnote disclosures are indicative of a material adverse factor or trend that could also impact future domestic and foreign operating results. Your proposed footnote presentation does not include the requested explanation and does not enable an investor to understand the extent to which the CIP pre-tax income and losses are comprised of foreign and domestic operations, as required by Article 4-08(h)(1) of Regulation S-X. As previously requested, please revise in future filings. Also, please tell us, and expand your disclosures in MD&A and in Note 20 to clearly disclose and explain why 100% of your CIP pre-tax income and loss is characterized as foreign.

Response to Comment 1

In future annual filings, we will explain in the Management's Discussion and Analysis (MD&A) commentary any material disparities reflected in our U.S. GAAP foreign and domestic operating revenues, as disclosed in our Geographic Information footnote, and income before taxes, as disclosed in our Taxation footnote. We have included the footnote presentation we offered in comment 2 of our letter dated July 17, 2012, which we have revised to include the division of income/(losses) before taxes of consolidated investment products between U.S. and foreign.

Proposed New Disclosure in Taxation Footnote:

Income Before Taxes	Year ended December 31,
$ in millions (except percentages)	2011	2010
U.S.	486.4	173.8
Consolidated Investment Products -- U.S.	93.0	97.2
Total U.S. income before income taxes	579.4	271.0

Foreign	509.1	479.3
Consolidated Investment Products -- Foreign	(180.4)	83.5
Total Foreign income before income taxes	328.7	562.8

Income before income taxes	908.1	833.8

October 10, 2012
Mr. Rufus Decker

Proposed new disclosure in the MD&A:
Total U.S. income before taxes of $579.4 million for the year ended December 31, 2011 (December 31, 2010: $271.0 million) includes income before taxes of consolidated investment products of $93.0 million (December 31, 2010: $97.2 million). The 180% increase in U.S. income before taxes excluding consolidated investment products is primarily attributable to the inclusion of the full year of the acquisition of Morgan Stanley's retail asset management business, which occurred on June 1, 2010. Income before taxes increased in 2011 more significantly than the increase in operating revenues from the year-ended December 31, 2010, due to the $150.0 million of transaction and integration costs that lowered income before taxes in 2010. U.S. income before taxes of consolidated investment products primarily consists of income from consolidated private equity partnerships and totaled $93.0 million for the year ended December 31, 2011, a decrease of $4.2 million (4%) from 2010.

Total Foreign income before taxes of $328.7 million for the year ended December 31, 2011 (December 31, 2010: $562.8 million) includes losses before taxes of consolidated investment products of $180.4 million (December 31, 2010: income before taxes of consolidated investment products of $83.5 million). The 6% increase in Foreign income before taxes excluding consolidated investment products is driven by a 12% increase in Foreign operating revenues during the period. Foreign income/(losses) before taxes of consolidated investment products primarily consists of income/(losses) from consolidated collateralized loan obligations (CLOs) and Japanese real estate partnerships. Foreign losses before taxes from consolidated investment products totaled $180.4 million for the year ended December 31, 2011 as compared to income before taxes from consolidated investment products of $83.5 million for the year ended December 31, 2010. The change is primarily due to losses incurred by the company's consolidated CLOs in 2011, whereas gains were recorded by the consolidated CLOs in 2010. CLO losses in 2011 were primarily driven by losses on long-term debt issued by the CLOs and losses on asset collateral held by the CLOs.  Losses on long-term debt were primarily due to narrower spread valuation assumptions on debt issued by certain CLOs and lower default rates.  CLO pretax income in 2010 was primarily driven by strong interest income on variable rate asset collateral held by the CLOs.

We generally invest in a very small portion of consolidated investment products, and there is no taxation associated with the income/(losses) of these products at the entity level, as discussed in our response to Comment 8. In our 2011 Form 10-K disclosure, we defaulted to a presentation that excluded the income/(losses) before taxes of consolidated investment products from our U.S. income before taxes, as the U.S. income before taxes excluding consolidated investment products is the primary contributor to our consolidated effective tax rate. As a result of the Staff's comment, we have reconsidered our previous presentation and have separately broken out and segregated the income/(losses) before taxes of consolidated investment products between U.S. and Foreign based upon the domicile of their incorporation, as illustrated in the table above.

2.
We have reviewed your response to prior comment three from our letter dated June 15, 2012. Please also address your consideration of the capital requirements referenced on page 12. Article 4-08(e)(3) of Regulation S-X references minimum capital requirements as an example of a restriction under the rule. Consequently, the quantification of restricted net assets referenced in Article 4-08(e)(3)(ii) of Regulation S-X may be required.

October 10, 2012
Mr. Rufus Decker

Response to Comment 2

We included the following disclosure on page 12 of our 2011 Form 10-K:
"Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities."

The quantification of restricted net assets referenced in Article 4-08(e)(3)(ii) of Regulation S-X is required "when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year." The restricted net assets of the Company's consolidated and unconsolidated subsidiaries and the parent's equity in undistributed earnings of 50 percent or less owned entities accounted for by the equity method together did not exceed 25% of consolidated net assets as of December 31, 2011, and in fact were less than 10% of consolidated net assets as of this date. In the event that these balances did exceed 25% of consolidated net assets as of the end of any completed fiscal year, we will include the disclosures required by Article 4-08(e)(3)(ii).

3.
We note that you present full non-GAAP consolidated condensed statements of operations on page 39 and elsewhere in MD&A. Please tell us why you believe it is appropriate to present a full non-GAAP income statement instead of merely quantifying the impact that CIP had on your operating results. In that regard, we believe that presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Refer to Question 102.10 of the Staff's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response to Comment 3

As suggested by the Staff in Comment 7, we will remove the "Before Consolidation" column from this table and elsewhere in the MD&A in future filings.

Item 8 - Financial Statements and Supplementary Data, page 79

General

4.
We have reviewed your response to prior comment four from our letter dated June 15, 2012. Article 4-08(k) of Regulation S-X specifically requires that related party transactions be identified on the face of the financial statements. We understand that such amounts are material to certain corresponding revenue and expense accounts. Consequently, please revise your presentation in future filings. Also, if your related party transactions are indeed pervasive then the guidance in AU Section 508.19 may be relevant to the audit report.

Response to Comment 4

We understand the disclosure requirement in Article 4-08(k) of Regulation S-X to identify related party transactions on the face of the financial statements and the Staff's request that we comply with this disclosure

October 10, 2012
Mr. Rufus Decker

requirement. As explicitly complying with this requirement would add twelve additional line items to our financial statements and would complicate our presentation to users, we would like to propose a separate footnote presentation of related party balances. This approach is consistent with peer asset management companies that present this information. The disclosure will be similar to the format suggested in the table below:

Related parties include those defined in the company's currently effective proxy statement. Additionally, certain managed funds are deemed to be affiliated entities under the related party definition in ASC 850, "Related Party Disclosures." Accordingly, the balances below primarily consist of transactions with affiliated funds.

	Years ended December 31,
	2011	2010	2009
$ in millions
Affiliated operating revenues:
Investment management fees
Service and distribution fees
Performance fees
Other
Total affiliated operating revenues

	Years ended December 31,
	2011	2010
Affiliated asset balances:
Cash equivalents
Unsettled fund receivables
Accounts receivable
Current investments
Assets held for policyholders
Non-current investments
Affiliated asset balances

Affiliated liability balances:
Unsettled fund payables
Other current liabilities
Affiliated liability balances

We would appreciate the opportunity to further discuss this matter with the Staff prior to the filing of our Form 10-Q for the three and nine months ended September 30, 2012, should the Staff object to our proposed approach.

Note 1 - Accounting Policies, page 89

Cash and Cash Equivalents, page 90

5.	We have reviewed your response to prior comment five from our letter dated June 15, 2012. We do not object to your disclosure regarding the amount of cash and cash equivalents held by the European

October 10, 2012
Mr. Rufus Decker

sub-group. Please enhance your disclosure in future filings to also disclose the total amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end.

Response to Comment 5

In future filings, we will disclose the total amount of foreign cash and cash equivalents as compared to the total amount of cash and cash equivalents at period-end.

Note 16 - Taxation, page 122

6.
We have reviewed your response to prior comment seven from our letter dated June 15, 2012. Please revise MD&A in future filings to explain variances in GAAP effective tax rates. We note the current disclosure covering only the non-GAAP effective tax rate variance.

Response to Comment 6

In future filings, we will provide disclosure in our MD&A of the explanation of variances in the U.S. GAAP effective tax rate.

7.
Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP financial measures either on the face of the financial statements or in the footnotes. Consequently, please delete the effective tax rate which excludes non-controlling interests. Similarly, please delete the Before Consolidation Income Statements and Balance Sheets in Note 20.

Response to Comment 7

In future filings, we will delete the effective tax rate excluding noncontrolling interests from the taxation footnote. We will also remove the "Before Consolidation" column from the condensed consolidating statements of income and balance sheets presented in Note 20.

Note 20 - Consolidated Investment Products, page 127

8.
Please explain to us why the CIP operating results presented in Note 20 do not include an income tax provision. If none of the CIP entities are required to pay income taxes then please clarify that fact in MD&A of future filings.

Response to Comment 8

As noted in Note 20, we consolidate CLOs, private equity, real estate, and fund-of-fund products. These products are taxed at the investor level and not at the product entity level. We will clarify this in the MD&A in future filings.

October 10, 2012
Mr. Rufus Decker

Form 10-Q for the Quarter Ended June 30, 2012

Condensed Consolidated Statements of Cash Flows, page 6

13.	Please explain to us how the Returns of capital in investments of consolidated products on page 6 caused a 24% negative impact on your investing cash flows.

Response to Comment 13

Due to the timing of the receipt of financial information from many of our consolidated investment products, the operating results and cash flows of these funds are included in the Company's consolidated financial statements on a lag. The $44.9 million negative balance reported as "returns of capital in investments of consolidated investment products" reflects a presentation change made by our consolidated private equity funds-of-funds upon the finalization of their December 31, 2011 stand-alone financial statements. The presentation change related to the combining of the "returns of capital" and "proceeds from the sale of partnership investments" line items into a single line item within the funds' stand-alone cash flow statements. This presentation change resulted in a $44.9 million negative balance reported as "returns of capital in investment of consolidated investment products" on the Company's consolidated cash flow statement, which was fully offset by an equal but opposite cash movement in the “proceeds from sale of investments by consolidated investment products” line item. In future filings, we will combine the "returns of capital in investments of consolidated investment products" and the "proceeds from the sale of investments by consolidated investment products" line items within the investing section of our consolidated cash flow statements to be consistent with the presentation change made in the stand-alone fund financial statements.

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP